

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 17, 2011

By facsimile to (815) 301-8099 and U.S. Mail

Mr. Douglas D. Brackin
President
Vinyl Products, Inc.
30950 Rancho Viejo Road #120
San Juan Capistrano, CA 92675

Re: Vinyl Products, Inc.
        Amendment 1 to Current Report on Form 8-K dated December 31, 2010
        Filed February 10, 2011
        File No. 0-52769

Dear Mr. Brackin:

    We reviewed the filing and have the comments below.

General

1. Notwithstanding the representation made in response to prior comment 1 that you updated
    your EDGAR company profile to include your current business address and mailing
    address, the EDGAR system does not reflect any updating of your business address and
    mailing address. Please update your EDGAR company profile to include your current
    business address and mailing address. If you require technical assistance, you may contact
    EDGAR operations at the telephone number listed in the EDGAR filer manual.

2. We considered the responses to prior comments 2 and 8. The Form 8-K filed on January
    6, 2011 contains the first disclosure of both the disposition of the stock of your
    subsidiaries and the merger with Brackin O'Connor, LLC. Based on the disclosure in the
    form, both transactions occurred on December 31, 2010. Disclosure in the fourth whereas
    preamble of the equity exchange agreement filed as exhibit 10.1 to the Form 8-K states
    that the equity exchange agreement and the stock purchase agreement were executed and
    delivered simultaneously. Additionally, disclosure in section 4(a)(ii) of the stock purchase
    agreement filed as exhibit 10.2 to the Form 8-K states that completion of the equity
    exchange agreement is a condition to the closing of the stock purchase agreement.

Given the disposition of your previous operations at the same time (or shortly after) the business combination, those operations are considered "nominal" for purposes of the definition of "shell company." The financial statements of Brackin O'Connor, LLC and the Form 10 information required by Item 2.01(f) were due within four business days of December 31, 2010.

Please amend your Form 8-K to provide the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act to register a class of securities under Section 12 of the Exchange Act, with that information reflecting the surviving entity and its securities upon consummation of the transaction. Include the financial statements of Brackin O'Connor, LLC and the pro forma information required by Item 9.01 of Form 8-K. See Items 2.01(f) and 9.01(c) of Form 8-K and Section II.D.3 and footnote 32 of SEC Release No. 33-8587.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at 202-551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

Pamela A. Long
Assistant Director